

November 21, 2013

Via E-Mail
Rick Rinaldo
Chief Financial Officer
BluePhoenix Solutions Ltd.
601 Union Street, Suite 4616
Seattle, WA 98101

Re: **BluePhoenix Solutions Ltd.**
                Amendment No. 1 to Registration Statement on Form F-1
                Filed November 8, 2013
                File No. 333-191314

Dear Mr. Rinaldo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The transaction that you seek to register differs significantly from the transaction registered on the initial Form S-1 filed on September 23, 2013. Specifically, the prior filing concerned a distribution through an underwriter on a firm commitment basis. In contrast, you now propose to register the issuance by the company to one investor that is currently a shareholder. It appears that terms of the sale you now propose were negotiated between you and the investor independently of the registration process, prior to filing of the amended Form S-1. Provide your analysis supporting any belief that the proposed offer and sale you now propose may be registered consistent with the registration requirements of the Securities Act.   Because the offer of the shares commenced outside the registration process it appears the sale should be completed outside the registration process, and that the distribution to be registered is the resale by your investor.   For guidance, please refer to Section VIII.A.9 of the Current Issues and

Rulemaking Projects Outline (November 14, 2000) and Question 139.08 of our Securities Act Compliance and Disclosure Interpretations.

Cover Page

2.   Revise the cover page to disclose the name of the investor and the nature of the offering. Refer to Item 501(a)(8) of Regulation S-K.

Plan of Distribution, page 66

3.   Please expand this section to disclose that for so long as the purchaser remains an affiliate, it must comply with the conditions for sales by an affiliate under Rule 144(b)(2) of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Marc Recht, Esq.
        Cooley LLP